SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A


                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                           PENWEST PHARMACEUTICALS CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             COMMON STOCK, PAR VALUE
                                     $0.001
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    709754105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

 JOSEPH EDELMAN, 499 PARK AVENUE, 25TH FLOOR, NEW YORK, NY 10022, (646) 205-5300
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)

                                DECEMBER 19, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.



CUSIP No. 709754105                                      13D/A                           Page 2 of 10 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          PERCEPTIVE ADVISORS LLC
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                                                                 (a)
                                                                                                                 (b)
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO (Funds from Investment Advisory Clients).
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER        6,697,208
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER   6,697,208
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  6,697,208
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              21.15%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IA
--------- ------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP No. 709754105                                      13D/A                           Page 3 of 10 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JOSEPH EDELMAN
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a)
                                                                                                           (b)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER          0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                 6,697,208
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER              0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER   6,697,208
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  6,697,208
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     21.15%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IN
--------- ------------------------------------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 709754105                    13D/A                  Page 4 of 10 Pages



ITEM 1  SECURITY AND ISSUER

         This Schedule 13D/A relates to the common stock, par value $0.001 (the "Common Stock"), of Penwest Pharmaceuticals Co. (the "Issuer"). The address of the principal executive offices of the Issuer is 39 Old Ridgebury Road, Suite 11, Danbury, CT 06810-5120.

ITEM 2  IDENTITY AND BACKGROUND

         (a) The names of the persons filing this Schedule 13D/A (the "Schedule") are Perceptive Advisors LLC, a Delaware limited liability company (the "Investment Manager") and Joseph Edelman, the managing member of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

         The Investment Manager, in its capacity as investment manager of Perceptive Life Sciences Master Fund Ltd., a Cayman Islands company (the "Fund"), and to an account at First New York Trading, LLC (the "FNY Account"), has sole power to vote and dispose of the shares of Common Stock held by the Fund and the FNY Account. The Investment Manager disclaims any economic interest in or beneficial ownership of the shares of Common Stock covered by this Schedule.

         (b) The business address of the Reporting Persons is 499 Park Avenue, 25th Floor, New York, NY 10022.

         (c) This Schedule is filed on behalf of the Investment Manager and Mr. Edelman, the Fund and the FNY Account. The Fund and the FNY Account are the record and direct beneficial owners of the shares of Common Stock reported herein. The Investment Manager is the investment manager to the Fund and the FNY Account. Mr. Edelman is the managing member of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of each of the Fund and the FNY Account is to invest in securities.

         (d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

         (f) Perceptive Advisors LLC is organized under the laws of Delaware, USA. Mr. Edelman is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Fund and the FNY Account purchased the shares of Common Stock in open market transactions.

CUSIP No. 709754105                        13D/A              Page 5 of 10 Pages

ITEM 4  PURPOSE OF TRANSACTION

         On December 19, 2008 the Reporting Persons sent a letter to the Board of Directors of the Issuer expressing certain concerns with the direction of the Issuer's management. The letter is annexed hereto as Exhibit 2 and is also reproduced below:


                                                               December 19, 2008
Penwest Pharmaceuticals Co. Board of Directors
c/o Corporate Secretary

Paul E. Freiman
Jennifer L. Good
Peter F. Drake
Robert J. Hennessey
Anne M. Vanlent
John N. Staniforth
William James O'Shea
David P. Meeker
Christophe Bianchi

39 Old Ridgebury Road
Suite 11
Danbury, CT 06810-5120

Ladies and Gentlemen:

We are writing to the Board to express our profound disappointment with the lack of an adequate response to our communication dated November 21. As you know, we are Penwest's largest shareholder.

The presentation CEO Jennifer Good made to us, and filed in an 8-K on December 4, did nothing to address our assertion to the Board that Penwest is wasting money on programs that will not generate value for its shareholders. She merely gave us greater detail into exactly where this money is being wasted. There was no analysis in the presentation that justified the company's current level of spending. We challenge the CEO and the Board of Directors to present a coherent, quantitative, and rational analysis clearly illustrating that the $22 million in expenses projected for 2009 is justified and will result in value creation for Penwest's owners, its shareholders. Despite our own rigorous analysis, Perceptive utterly fails to see how this expense, and what will likely be a greater expense in 2010 if A0001 development is continued, can generate an equivalent or greater amount of value for Penwest shareholders.

Although Perceptive is in constant communication with the CEO, we have been told that our attempts to reach out to other members of the Board will go unanswered. Frankly, we are shocked by this response - or lack thereof. Firstly, our experience with other companies suggests that directors can - and do - communicate with shareholders on important matters during good times and bad. Second, other boards that have received recent communications from shareholders (such as LCA Vision and Elan) have responded immediately and thoroughly, making your continued silence all the more puzzling.

With the company's stock at all-time lows and trading at levels far below the asset value of Opana ER, we believe it is the Board's obligation to have an open line of communication with Penwest's significant shareholders. Allowing Jennifer Good to be the sole voice of the Board is wholly unacceptable. Mrs. Good's interests, as an employee with an insignificant investment in the company's shares, are not aligned with shareholders' and in no way is she an independent director. In fact, she admitted to us during our December 4 meeting that her goal was to "run a company." Ladies and gentlemen, we remind you that the duty of the Board is to protect the interests of the shareholders, not to indulge your CEO's desire to "run a company." Our conclusion from that meeting was that Mrs. Good wants to continue the present operations of Penwest at all costs, irrespective of the outcome. Again, it is our strong opinion that the only way for Penwest to preserve the value of Opana ER is to immediately halt all development programs and reduce overhead expense as much as possible.

We believe the company's existing business plan plainly disregards the current market conditions and is embarrassingly naive as to what creates value in the current environment of drug development. Perceptive demands an immediate conference call with the full Board to address these issues and would ask each member to communicate their justification for allowing Penwest to continue its current drug development efforts and level of overhead. We are concerned that each individual board member has not allocated the appropriate amount of time and thought to these issues, as is your fiduciary duty. We will interpret continued silence from the Board on these issues as an affirmation of our great concern. We wish to remind you that the members of the Board are merely caretakers for the company's shareholders and that ineffectual Boards of Directors are subject to replacement.

Yours Truly,


Joe Edelman
CEO
Perceptive Advisors, LLC

                                      * * *

         The Reporting Persons purchase shares of Common Stock of the Issuer in the ordinary course of business. The shares of Common Stock are held for investment purposes.

           Each Reporting Person expects to continuously review such person's investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

CUSIP No. 709754105                      13D/A                Page 8 of 10 Pages

         Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its or his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

         Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer's management, directors, other shareholders and others, the Issuer's performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights with respect to their shares of the Issuer's Common Stock.

         Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 709754105                   13D/A                   Page 9 of 10 Pages

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 6,697,208 shares of Common Stock as of December 19, 2008, which represent 21.15% of the Issuer's outstanding shares of Common Stock. Such 6,697,208 shares of Common Stock are comprised of (i) 6,422,846 shares of Common Stock held by the Fund and (ii) 274,362 shares of Common Stock held by the FNY Account.

          The percentage calculation was based on 31,667,792 shares outstanding which is the total number of shares outstanding as of November 5, 2008 as reported by the Issuer on the Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2008.


------------------------------ -------------------- ------------------- --------------- ------------------
                                Sole Voting Power     Shared Voting          Sole            Shared
                                                          Power          Dispositive    Dispositive Power
                                                                            Power
------------------------------ -------------------- ------------------- --------------- ------------------
Perceptive Advisors LLC                 0               6,697,208             0             6,697,208
------------------------------ -------------------- ------------------- --------------- ------------------
Joseph Edelman                          0               6,697,208             0             6,697,208
------------------------------ -------------------- ------------------- --------------- ------------------


     The aggregate amount of shares owned by the Reporting Persons is 6,697,208.

         (c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons since the last 13D/A filed with the Securities and Exchange Commission on November 21, 2008:

---------------------------- ----------------------------- ---------------------
          DATE                     SHARES PURCHASED                 PRICE
---------------------------- ----------------------------- ---------------------



---------------------------- ----------------------------- ---------------------

         (d) - (e): Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated as of December 19, 2008, by and among Perceptive Advisors LLC and Joseph Edelman.

         Letter to Board of Directors of Penwest Pharmaceuticals Co., dated December 19, 2008.

CUSIP No. 709754105                    13D/A                 Page 10 of 10 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 19, 2008
Date

/s/ Perceptive Advisors LLC
Signature

Joseph Edelman/Managing Member
Name/Title


December 19, 2008
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of December 19, 2008, by and among Perceptive Advisors LLC and Joseph Edelman.

Exhibit 2 Letter to Board of Directors of Penwest Pharmaceuticals Co., dated December 19, 2008.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D/A (including amendments thereto) with regard to the shares of Common Stock of Penwest Pharmaceuticals Co., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of December 19, 2008.




December 19, 2008
Date

/s/ Perceptive Advisors LLC
Signature

Joseph Edelman/Managing Member
Name/Title


December 19, 2008
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title

                                    EXHIBIT 2

                                                               December 19, 2008
Penwest Pharmaceuticals Co. Board of Directors
c/o Corporate Secretary

Paul E. Freiman
Jennifer L. Good
Peter F. Drake
Robert J. Hennessey
Anne M. Vanlent
John N. Staniforth
William James O'Shea
David P. Meeker
Christophe Bianchi

39 Old Ridgebury Road
Suite 11
Danbury, CT 06810-5120

Ladies and Gentlemen:

We are writing to the Board to express our profound disappointment with the lack of an adequate response to our communication dated November 21. As you know, we are Penwest's largest shareholder.

The presentation CEO Jennifer Good made to us, and filed in an 8-K on December 4, did nothing to address our assertion to the Board that Penwest is wasting money on programs that will not generate value for its shareholders. She merely gave us greater detail into exactly where this money is being wasted. There was no analysis in the presentation that justified the company's current level of spending. We challenge the CEO and the Board of Directors to present a coherent, quantitative, and rational analysis clearly illustrating that the $22 million in expenses projected for 2009 is justified and will result in value creation for Penwest's owners, its shareholders. Despite our own rigorous analysis, Perceptive utterly fails to see how this expense, and what will likely be a greater expense in 2010 if A0001 development is continued, can generate an equivalent or greater amount of value for Penwest shareholders.

Although Perceptive is in constant communication with the CEO, we have been told that our attempts to reach out to other members of the Board will go unanswered. Frankly, we are shocked by this response - or lack thereof. Firstly, our experience with other companies suggests that directors can - and do - communicate with shareholders on important matters during good times and bad. Second, other boards that have received recent communications from shareholders (such as LCA Vision and Elan) have responded immediately and thoroughly, making your continued silence all the more puzzling.

With the company's stock at all-time lows and trading at levels far below the asset value of Opana ER, we believe it is the Board's obligation to have an open line of communication with Penwest's significant shareholders. Allowing Jennifer Good to be the sole voice of the Board is wholly unacceptable. Mrs. Good's interests, as an employee with an insignificant investment in the company's shares, are not aligned with shareholders' and in no way is she an independent director. In fact, she admitted to us during our December 4 meeting that her goal was to "run a company." Ladies and gentlemen, we remind you that the duty of the Board is to protect the interests of the shareholders, not to indulge your CEO's desire to "run a company." Our conclusion from that meeting was that Mrs. Good wants to continue the present operations of Penwest at all costs, irrespective of the outcome. Again, it is our strong opinion that the only way for Penwest to preserve the value of Opana ER is to immediately halt all development programs and reduce overhead expense as much as possible.

We believe the company's existing business plan plainly disregards the current market conditions and is embarrassingly naive as to what creates value in the current environment of drug development. Perceptive demands an immediate conference call with the full Board to address these issues and would ask each member to communicate their justification for allowing Penwest to continue its current drug development efforts and level of overhead. We are concerned that each individual board member has not allocated the appropriate amount of time and thought to these issues, as is your fiduciary duty. We will interpret continued silence from the Board on these issues as an affirmation of our great concern. We wish to remind you that the members of the Board are merely caretakers for the company's shareholders and that ineffectual Boards of Directors are subject to replacement.

Yours Truly,


Joe Edelman
CEO
Perceptive Advisors, LLC




(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).